Exhibit 1

For Immediate Release	23 February 2007

WPP

2006 PRELIMINARY RESULTS

Billings up 13% to £30.1 billion

Reported revenue up almost 10% to £5.9 billion

Like-for-like revenue up 5.4%

Headline operating margin up 0.5 margin points to 14.5%

EBITDA crosses £1 billion for first time

Headline operating profit before interest and tax up almost 14% to £859 million

Headline Profit before tax up over 14% to £766 million

Profit before tax up over 15% to £682 million

Diluted headline earnings per share up almost 17% at 42.0p

Final dividend up 20% to 7.61p per share

•	Billings up 13.0% to £30.141 billion.

•	Revenue up 9.9% to £5.908 billion.

•	Like-for-like revenue up 5.4%.

•	Second half like-for-like revenue growth accelerates to 5.7% and quarter four to 7.2%.

•	Headline operating profits before interest and tax up 13.8% to £859.0 million from £754.8 million.

•	Operating margin up 0.5 margin points to 14.5% from 14.0%.

•	Headline profits before tax up 14.5% to £766.3 million from £669.0 million.

•	Profit before tax up 15.2% to £682.0 million from £592.0 million.

•	Diluted headline earnings per share up 16.7% to 42.0p from 36.0p.

•	Reported diluted earnings per share up 18.5% to 35.2p from 29.7p.

•	Final dividend up 20% to 7.61p per share making a total for the year of 11.21p up 20% over 2005.

•	Average net debt up £121 million to £1,214 million from £1,093 million (at 2006 exchange rates).

•	Estimated net new billings of over £3.562 billion ($6.411 billion).

•	Operating margin targets of 15.5% and 16.0% set for 2008 and 2009.

WPP/page 2

•	Target percentage for rolling share-buyback programme increased to 4-5% of share capital for 2007 and 2008.

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I. Where required, details of how these have been arrived at are shown in the Appendix.

Summary of results

The Board of WPP Group plc (“WPP”) announces the unaudited preliminary results for the year ended 31 December 2006, the Group’s twenty-first year. These record results again reflect the continued steady strength of the world economy positively impacting almost all disciplines and geographies and the strength of the Group’s operating brands and franchise.

Billings were up 13.0% at £30.141 billion, around $55 billion.

Reportable revenue was up 9.9% to £5.908 billion. Revenue, including 100% of associates, is estimated to total over £7.010 billion. On a constant currency basis, revenue was up 10.9% and gross margin up 10.3%. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 5.4%. On the same basis, gross margin was up 5.7%. Like-for-like revenues were up 5.0% in the first half of 2006 and up 5.7% in the second half, continuing the strong organic growth of 5.5% in 2005, with the fourth quarter of 2006, accelerating to 7.2%. The fourth quarter was the Company’s first $3 billion revenue quarter.

Headline earnings before interest, depreciation and amortisation (“EBITDA”) was up 14.2% to £1.002 billion and up 16.0% in constant currencies. Headline operating profit was up 13.8% to £859 million and up 15.7% in constant currencies.

Reported operating costs together with direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and profits on disposal of fixed asset investments), rose by 9.3% and by 10.1% in constant currency. Like-for-like total operating and direct costs rose 4.3%. Reported staff costs, excluding incentives (which includes the cost of share-based compensation), were up 9.1%. Incentive payments (including the cost of share-based compensation) totalled £246.9 million (£227.6 million in 2005), an increase of 8.4%, which represents 23.1% (24.0% in 2005) of headline operating profit before bonuses, taxes and income from associates. Before these incentive payments, operating margins increased by 0.4 margin points to 18.7% from 18.3%. On a reported basis, the Group’s staff cost to revenue ratio improved 0.5 margin points to 58.8% compared with 59.3% in 2005.

Part of the Group’s strategy is to continue to increase variable staff costs as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues. Through the cyclical upswing of the 1990s, variable staff costs as a proportion of total staff costs increased, reaching a peak of 12.1% in 2000. The impact of the recession in 2001 and 2002 was to reduce this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3% (calculated under 2004 UK GAAP). In 2004, following the significant improvement in pre-bonus operating profit and incentives, variable staff costs as a proportion of staff costs increased further. There was a slight deterioration in 2005, with the ratio declining slightly by 0.4 percentage points, to 12.8% (under IFRS – which includes 1.0 percentage points attributable to share-based compensation), but in 2006 the ratio strengthened again to 13.0%.

WPP/page 3

The number of people in the Group averaged 77,686 against 70,936 in 2005, an increase of 9.5%. On a like-for-like basis, average headcount was up to 77,686 from 74,971, an increase of 3.6%. At the end of 2006, staff numbers were 79,352 compared with 76,532 at the end of 2005 on a like-for-like basis, an increase of 3.7%.

Net finance costs (excluding the revaluation of financial instruments) were £92.7 million up from £85.8 million last year, an increase of £6.9 million, largely reflecting higher interest rates, offset by the impact of improved liquidity as a result of a reduction in average working capital.

Headline operating profit or profit pre-goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs was up 13.8% to £859.0 million from £754.8 million and up 15.7% in constant currencies. Reported profit before interest and tax was up 14.0% to £782.7 million from £686.7 million and up 15.9% in constant currencies. Headline profit before tax or profit pre-goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs, revaluation of financial instruments and tax was up 14.5% to £766.3 million from £669.0 million and up 16.8% in constant currencies. Reported headline operating margin (including income from associates) increased 0.5 margin points to a record 14.5% from 14.0%, in line with the revised target set in February 2006.

Reported profit before tax rose by 15.2% to £682.0 million, and by 17.6% in constant currencies.

The Group’s tax rate on headline profits was 26.0%, a reduction of 3.0 percentage points over 2005. This reflects the continuing positive impact of the Group’s tax planning initiatives, particularly in relation to Grey which had a tax rate on acquisition in excess of 45%.

Diluted headline earnings per share were up 16.7% at 42.0p. In constant currency, earnings per share on the same basis were up 18.9%. Diluted earnings per share rose by 18.5% to 35.2p and by 21.0% in constant currencies.

The Board recommends an increase of 20% in the final dividend to 7.61p per share, making a total of 11.21p per share for 2006, a 20% increase over 2005. The record date for this dividend is 8 June 2007, payable on 9 July 2007. The dividend paid in 2006 is over four times covered by headline earnings.

Further details of WPP’s financial performance are provided in Appendix I.

Review of operations

The Group’s financial performance in the year more than mirrored the continuing steady strength in economic conditions across the globe, with even the weakest geographical region, Western Europe, picking up in the second half.

2006, a mid-year of the quadrennial 2005-2008 cycle, was strong, to some extent reflecting the positive impact of events such as the winter Olympics in Turin, the FIFA World Cup in Germany and the mid-term congressionals in the United States. Three geographical growth speeds remain though - fastest growth in Asia Pacific, Latin America, Africa, the Middle East and Central and Eastern Europe; a surprisingly steady speed in the United States; and a slower speed in Western Europe.

WPP/page 4

2006 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in continued high levels of new business activity.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP’s marketing services activities represented over 50% of Group revenue. By 2004, these activities represented almost 54% of Group revenue. In 2005, they represented 52%, as media investment management was again the fastest growing part of our business, following major success in winning media planning and buying consolidations, and reflected the first time inclusion of Grey Worldwide and MediaCom. In 2006, the underlying relative strength of the inaptly named “below-the-line” services re-asserted itself, as marketing services grew to 52.5% of revenues. In addition, in 2006, our narrowly defined internet-related revenue was almost $1 billion or over 9% of our worldwide reported revenue. This is more than the 6-7% for on-line media’s share of total advertising spend both in the United States and worldwide. The new media continue to build their share of client spending.

Revenue and operating profit by region

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for 2006 as well as proportions of operating profits:

Region	Revenue as a % of Total Group	Revenue growth % +/(-) 06/05	Operating profit as a % of Total Group	Like-for-Like Revenue growth % +/(-) 06/05
North America	39.1	10.3	45.5	4.6
United Kingdom	14.3	6.0	11.1	1.8	[1]
Continental Europe	25.5	9.0	22.2	5.1
Asia Pacific, Latin America, Africa & the Middle East	21.1	18.3	21.2	9.6

Total Group	100.0	10.9	100.0	5.4

[1]	Gross margin up 3.3%

The United States continues to surprise positively, with like-for-like growth of 4.6%, up slightly on the first half. Latin America remained one of the fastest growing regions, as it was in 2004 and 2005. Asia Pacific remained strong across the region, with Mainland China and India fastest growing, with like-for-like growth rates of 23% and 19% respectively. Western Continental Europe, although relatively more difficult, improved slightly in the second half. The United Kingdom was stronger in the latter half of the year, reflecting some improvement in the media economy, particularly in the fourth quarter. As seen in the first half, rates of growth in Europe continue to be two-paced, with Western Continental Europe remaining softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant. Of the big five Western European markets, Spain remains a standout growth market, although the United Kingdom, France, Germany and Italy all began to show some renewed signs of life.

WPP/page 5

Estimated net new billings of £3.562 billion ($6.411 billion) were won last year, reflecting in part strong media investment management new business. The Group was ranked second in the two major new business surveys for 2006.

Revenue and operating profit by communications services sector and brand

The pattern of revenue growth also varied by communications services sector and brand. The table below gives details of revenue and revenue growth by communications services sector for 2006 (on a constant currency basis including the impact of acquisitions) as well as proportions of operating profits:

Communications services	Revenue as a % of Total Group	Revenue growth % +/(-) 06/05	Operating profit as a % of Total Group	Like-for-Like Revenue growth % +/(-) 06/05
Advertising, Media Investment Management	47.5	8.5	51.6	4.3
Information, Insight & Consultancy	15.1	11.2	11.5	4.1	[1]
Public Relations & Public Affairs	10.1	12.4	10.4	5.9
Branding & Identity, Healthcare & Specialist Communications	27.3	14.6	26.5	7.8

Total Group	100.0	10.9	100.0	5.4

[1]	Gross margin up 6.1%

Media investment management continued to show the strongest growth of all our communications services sectors, along with direct, internet and interactive and specialist communications. Direct and digitally-related activities now account for over 20% of the Group’s revenues, which are running at the rate of over $11 billion per annum. Brand advertising, particularly in the new faster growing markets, along with information, insight & consultancy and branding & identity, healthcare and specialist communications, show consistent growth. Public relations and public affairs also continues to show significant improvement over last year, following a strong year in 2005. The new technologies have demonstrated the power of editorial publicity through fast-growing new applications of new technology such as MySpace, YouTube, Facebook, Flickr and Second Life. Media investment management and information, insight & consultancy combined, grew by 10% in the year on a like-for-like basis, well ahead of independent competitors.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by over 8%. Like-for-like revenue growth was over 4%. The combined operating margin of this sector is almost 16%.

In 2006, Ogilvy & Mather Worldwide generated estimated net new billings of £187 million ($336 million), JWT £155 million ($279 million), Y&R Advertising £111 million ($200 million) and Grey Worldwide £130 million ($235 million).

WPP/page 6

Also in 2006, GroupM, the Group’s media investment management company, which includes MindShare, Mediaedge:cia, MediaCom and MAXUS generated estimated net new billings of £2.423 billion ($4.361 billion).

The Group was ranked first and second respectively in the Gunn Report awards rankings for media and creative in 2006.

Information, Insight and Consultancy

On a constant currency basis information, insight and consultancy revenues grew over 11%, with like-for-like revenues up over 4%. Gross margin grew by over 6% on a like-for-like basis. Overall margins improved by 0.9 margin points to 11.1%.

Strong performances were recorded by Millward Brown (Millward Brown, Greenfield Consulting Group and Dynamic Logic in the United States, IMS in Ireland, MFR in France, Germany, Hungary, Turkey, Impact in South Africa, ACSR in China, Japan, Korea, Mexico, Brazil and Colombia); BMRB International in the United Kingdom, KMR Group; Research International (in Belgium, Germany, Spain, SIFO in Sweden Poland, South Africa, Mexico, China, Malaysia, Indonesia, Singapore and Australia); Center Partners and Ziment in the United States; IMRB in India; Lightspeed Research in the United States and the United Kingdom; Icon Added Value in Germany, South Africa and China; Management Ventures and Cannondale Associates in the United States, BPRI in the United Kingdom and Glendinning in the United States and the United Kingdom.

Public Relations and Public Affairs

Public relations and public affairs continued its strong growth with constant currency growth of over 12% and like-for-like growth of almost 6%. Particularly strong were Ogilvy Public Relations Worldwide, Hill & Knowlton, Burson-Marsteller, Cohn & Wolfe, Finsbury and Buchanan.

Operating margins continued to improve and are now over 15.0%, an improvement of 1.1 margin points over the previous year.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications revenues rose by over 14%. Like-for-like revenues rose by almost 8%. Operating margins were up 0.6 margin points. The Group’s healthcare and direct, internet and interactive businesses showed particularly strong revenue growth.

Several companies performed particularly well:

•

in branding and identity – Landor Associates in New York and Chicago in the United States, Germany, Spain, Dubai, Japan, Greater China and Australia; Enterprise IG in the United States, the United Kingdom, France and Brindfors in Sweden; Fitch in Phoenix and Columbus in the United States, the United Kingdom and Qatar.

•

in healthcare – Sudler & Hennessey in New York and HealthAnswers Education in the United States, Transart in the United Kingdom, Germany, Italy, Sydney in Australia and India; Grey Healthcare Group in the United States, the United Kingdom, France and Germany; in Ogilvy Healthworld in the United States, Canada, France, Italy and the Netherlands, Mexico and Australia.

WPP/page 7

•

in promotion and direct marketing – OgilvyOne (in New York, Minneapolis, San Francisco, Leopard and Neo@Ogilvy in the United States, Canada, Germany, France, the Netherlands, Portugal, Italy, Brazil, Argentina, Malaysia, Singapore, Greater China, India and Korea); 141 Worldwide (in Boomerang in the United States, the United Kingdom, Chile, Japan, Malaysia and the Philippines); Wunderman (in Seattle, RTC, KBM, Fortelligent, Studiocom and ZAAZ in the United States, Canada, Burrows and Good Technology in the United Kingdom, Greece, South Africa, Argentina, Chile and Brazil); RMG Connect (in Canada, France, Italy, Spain, Germany, Brazil, Mexico, India and Singapore); G2 (in the United States, MDS in the United Kingdom, France, Denmark, Sweden, Brazil, Argentina, Colombia and Korea).

•

in specialist marketing resources – VML, Bridge, MJM, Pace and The Food Group in the United States, EWA, the Forward Group, Mando, BDGworkfutures, Dovetail and Headcount in the United Kingdom and Global Sportnet in Germany.

Manufacturing

Revenues and profits at the Group’s manufacturing division were down in 2006.

Balance sheet and cash flow

The unaudited preliminary Group consolidated balance sheet as at 31 December 2006 is attached in Appendix I. As at 31 December 2006, the Group’s net debt increased slightly to £815 million compared with £804 million at 31 December 2005.

Net debt averaged £1,214 million in 2006, flat against 2005 (up £121 million at 2006 exchange rates). These net debt figures compare with a current equity market capitalisation of approximately £9.5 billion, giving a total enterprise value of approximately £10.5 billion, market values which lead the industry.

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2006, operating profit before goodwill impairment, amortisation of acquired intangible assets and charges for non-cash based incentive plans was £893 million, capital expenditure £185 million, depreciation £143 million, tax paid £162 million, interest and similar charges paid £58 million and other net cash inflows of £85 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £716 million. This free cash flow was partially absorbed by £216 million in net acquisition payments and investments, share repurchases and cancellations of £258 million and dividends of £119 million. This resulted in a net inflow of £123 million, well in excess of the objective introduced in 2003 of covering outgoings by free cash flow. An unaudited consolidated cash flow statement is included in Appendix I.

In the first seven weeks of 2007, up until 16 February, the last date for which information is available prior to this announcement, net debt averaged £853 million down £160 million versus £1,013 million for the same period last year at 2007 exchange rates.

WPP/page 8

Your Board continues to examine ways of deploying its EBITDA of over £1 billion (over $1.9 billion) and substantial cash flow of over £700 million or over $1.3 billion per annum to enhance share owner value. As necessary capital expenditure, spent mainly on information technology and property, is expected to remain approximately equal to the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends and/or share buy-backs.

In 2006, the Group continued to make small to medium-sized acquisitions and/or investments in high growth geographical or functional areas. The net initial cost of all acquisitions was £112 million in cash, in advertising and media investment management in the United States, the United Kingdom, the Netherlands, Germany, South Africa, Israel, China, Singapore, New Zealand and Brazil; in information, insight & consultancy in the United States, Spain, Argentina, Hong Kong and China; in public relations & public affairs in the United States, Canada and India; in branding and identity in India; in healthcare in the United States, the Netherlands, Spain and Switzerland and in direct, internet & interactive in the United States, Germany, China and Korea.

As outlined in the Group’s 2006 Interim Announcement, the Group carried out a review of its share repurchase programme earlier in 2006 with the aim of increasing the buy-back of shares to 2-3% of its share capital each year, as compared with 1-2% historically. Consistent with this objective, in 2006, 38.874 million ordinary shares were purchased, equivalent to 3.1% of the share capital, including 5.717 million ordinary shares acquired by the WPP ESOP in connection with restricted stock awards. These shares were acquired at an average price of £6.64 per share and total cost of £258.2 million. Of these shares, 33.157 million were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

Following a further recent review of the Company’s capital structure with its financial advisers, your Board has decided to further increase the target percentage for rolling share buy-backs on the open market, from 2-3% of its share capital each year, or approximately £200-300 million, to 4-5%, or approximately £400-500 million in each of 2007 and 2008, when market conditions are appropriate.

As noted above, your Board has also decided to increase the final dividend by 20% to 7.61p per share, taking the full year dividend to 11.21p per share.

Developments in 2006 and 2007

Including associates, the Group had over 98,000 full-time people in over 2,000 offices in 106 countries at the year end. It services over 340 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 400 national or multi-national clients in three or more disciplines. More than 280 clients are served in four disciplines and these clients account for over 57% of Group revenues. The Group also works with nearly 230 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35%. of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level.

WPP/page 9

Future prospects

The world economy continued to grow in 2006, after the recovery in both 2003 and 2004, driven by the United States, Asia Pacific, Latin America, the Middle East, Russia and the other CIS countries. As a result, your Company has performed at record levels. In addition, Africa also showed significant signs of growth, no doubt stimulated by Chinese interest and investment and is becoming a continent of opportunity. The FIFA World Cup in South Africa in 2010 will have a significant impact in focusing further attention on the African continent. Whilst like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less. Following this productivity improvement, the Group’s margins at both the pre- and post-incentive levels have improved. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at record levels. This will improve operational gearing and flexibility in 2007 and beyond.

The task of improving property utilisation continues to be a priority with a portfolio of approximately 18.4 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. In 2006 further improvements were made and this ratio reduced slightly to 7.1%.

As usual, the budgets for 2007 have been prepared on a prudent basis, largely excluding new business, particularly in advertising and media investment management. They predict improvements in like-for-like revenues in the range of 4.0-4.5%, with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than advertising and media investment management. We have only preliminary data for January in 2007 and this shows like-for-like revenues up over 4%.

Worldwide economic conditions seem set to continue to show steady growth in 2007, although concerns remain over the Middle East, oil and commodity prices and the twin deficits of the United States economy. This year’s prospects, therefore, again look good, with worldwide advertising and marketing services spending set to rise by at least 4% with your company expected to grow at 4-5% and therefore increasing share. Although growth in the world economy continues to be led by Asia Pacific, Latin America, Africa and the Middle East, Russia and the other CIS countries, even Western Continental Europe may continue the improvement seen in the second half of 2006 together with the United Kingdom, where growth in the second half of 2006 was almost double that of the first half.

2007 should also benefit from the build-up to the United States Presidential elections and the Beijing Olympics in 2008, which, as a maxi-quadrennial year, should be a very strong one, buoyed by heavy United States political advertising as the multiple candidates slug it out and by the European Football Championships.

In the short-term, growth in advertising and marketing services expenditure may remain in low to medium single digit territory, given the low inflationary environment, concentrating distribution and consequent lack of pricing power. In this climate, procurement pressure continues (but not in new media) and the significant proportion of fee remuneration dampens revenue growth on cyclical upturns (and moderates on downturns). However, there continues to be significant opportunities in the area of

WPP/page 10

outsourcing clients’ marketing activities, consolidating clients’ budgets and capitalising on competitive weaknesses. In addition, spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government continues to be one of the largest advertisers in the UK market) and price-value retail sectors, which remained relatively resilient in the recession of 2001 and 2002, have been buttressed by increased activity in previously recession-affected sectors like technology, financial services, media and entertainment and telecommunications.

In the long-term, the outlook appears very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the continued strength of the United States economy, the need to influence distribution, and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the continuing growth of BRICs (Brazil, Russia, India and China) and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of “new-BRICs” such as Vietnam, Pakistan, Indonesia and Bangladesh. Advertising and marketing services expenditure as a proportion of gross national product should resume its growth and burst through the cyclical high established in 2000.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short-term, having weathered the recession, to capitalise on the 2004 to 2006 up-turn; in the medium-term, to continue to successfully integrate acquired companies; and finally, in the long-term, to continue to develop its businesses in the faster-growing geographical areas of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe and in the faster-growing functional areas of marketing services, particularly direct, internet, interactive and market research.

Incentive plans for 2007 will again focus more on operating profit growth than historically, in order to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

In these circumstances, there is no reason to believe that the Group cannot achieve the revised targets now being set with the announcement of these record results, to achieve margins of 15.5% in 2008 and 16.0% in 2009. Budgets for 2007 include the operating margin target of 15.0% previously set for 2007. Neither is there any reason why operating margins could not be improved beyond these levels by continuing focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve a 19% margin over a period of time and to continue to improve the return on capital employed.

Increasingly, WPP is concentrating on its mission of the “management of the imagination”, and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership in the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services and hi-tech and telecommunications.

WPP/page 11

And finally, some thoughts on size …

Companies can get very confused. When companies start out, investors and financial commentators often express concern about their lack of scale; about their ability to take on more established competition and survive the inevitable cyclical downturns. It seems that companies can be too small.

Twenty years or so later, when those same companies have prospered, investors and financial commentators often express concern about their size; about their ability to respond with speed to new challenges; about the diminishing share of markets still available to them. It seems that companies can be too big.

That’s why we need to look beneath the figures in this announcement at the reality of how they were derived.

WPP is no single, monolithic entity. WPP has some 100 different companies, each with its own specialist skills, each staffed by its own committed professionals. The biggest of these companies employs 15,174 people; the smallest, 17. They all operate between them in 106 countries.

The figures we report today are the sum of the painstaking work of 98,000 talented individuals working for all of those 100 or so WPP companies and associates around the world. In the course of 2006, they undertook many tens of thousands of totally separate projects: some ongoing and substantial; some providing fast and inventive solutions to immediate problems. And all were won against open and highly respected competition.

That is the reality behind our figures and it gives us great satisfaction to register the fact; and above all, publicly to recognise the individual brains and talents of those many thousands of men and women who made those figures possible. We thank them all for another record year; and wish them every success in the year ahead. It should be another good one.

Further information:

Sir Martin Sorrell	)
Paul Richardson	)	(+44) 20 7408 2204
Feona McEwan	)
Fran Butera		(+1) 212 632 2235

www.wppinvestor.com

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix I	WPP/Page 12

WPP GROUP PLC

Preliminary results for the year ended 31 December 2006

Unaudited preliminary consolidated income statement for the year ended 31 December 2006

	Notes	2006	2005			Constant Currency[1]
		£m	£m		+/(-)%	+/(-)%
Billings		30,140.7	26,673.7		13.0	13.9

Revenue		5,907.8	5,373.7		9.9	10.9
Direct costs		(296.8)	(241.0)		(23.2)	(24.4)

Gross profit		5,611.0	5,132.7		9.3	10.3
Operating costs	4	(4,869.4)	(4,479.9)		(8.7)	(9.5)

Operating profit		741.6	652.8		13.6	15.5
Share of results of associates	4	41.1	33.9		21.2	24.6

Profit before interest and taxation		782.7	686.7		14.0	15.9
Finance income	5	111.0	87.6		26.7	28.3
Finance costs	5	(211.7)	(182.3)		(16.1)	(16.4)

Profit before taxation		682.0	592.0		15.2	17.6
Taxation	7	(199.4)	(194.0)		(2.8)	(4.6)

Profit for the year		482.6	398.0		21.3	23.9

Attributable to:
Equity holders of the parent		435.8	363.9		19.8	22.4
Minority interests		46.8	34.1		(37.2)	(39.8)

		482.6	398.0		21.3	23.9

Headline PBIT	6,18	859.0	754.8		13.8	15.7
Headline PBIT margin	18	14.5%	14.0%
Headline PBT	18	766.3	669.0		14.5	16.8

Earnings per share[2]
Basic earnings per ordinary share	9	36.3	30.3	p	19.8	22.3
Diluted earnings per ordinary share	9	35.2	29.7	p	18.5	21.0

[1]	The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
[2]	The calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9.

WPP/Page 13

WPP GROUP PLC

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2006

	Notes	2006	2005
		£m	£m
Net cash inflow from operating activities	10	661.4	837.5
Investing activities
Acquisitions and disposals	10	(215.6)	(507.7)
Purchase of property, plant and equipment		(167.8)	(160.5)
Purchase of other intangible assets (incl. capitalised computer software)		(16.7)	(10.8)
Proceeds on disposal of property, plant and equipment		22.4	6.7

Net cash outflow from investing activities		(377.7)	(672.3)
Financing activities
Issue of shares		70.9	20.3
Share repurchases and buybacks	10	(257.7)	(152.3)
Net increase/(decrease) in borrowings	10	382.1	(595.2)
Financing and share issue costs		(3.7)	(2.2)
Equity dividends paid		(118.9)	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings		(28.8)	(24.0)

Net cash inflow/(outflow) from financing activities		43.9	(853.6)
Net increase/(decrease) in cash and cash equivalents		327.6	(688.4)
Translation differences		(50.3)	85.0
Cash and cash equivalents at beginning of year		679.6	1,283.0

Cash and cash equivalents at end of year	10	956.9	679.6

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		327.6	(688.4)
Cash (outflow)/inflow from decrease/(increase) in debt financing		(380.1)	596.9
Net debt acquired		—	(140.8)
Other movements		9.3	(25.9)
Translation difference		32.6	8.9

Movement of net debt in the year		(10.6)	(249.3)
Net debt at beginning of year		(804.0)	(554.7)

Net debt at end of year	11	(814.6)	(804.0)

WPP/Page 14

WPP GROUP PLC

Unaudited preliminary consolidated statement of recognised income and expense for the year ended 31 December 2006

	2006	2005
	£m	£m
Profit for the year	482.6	398.0
Exchange adjustments on foreign currency net investments	(367.0)	266.1
Revaluation of other investments	9.5	21.0
Actuarial gain/(loss) on defined benefit pension schemes	26.0	(16.5)
Deferred tax on defined benefit pension schemes	5.3	3.6

Total recognised income and expense relating to the year	156.4	672.2

Attributable to:
Equity holders of the parent	109.6	638.1
Minority interests	46.8	34.1

	156.4	672.2

WPP/Page 15

WPP GROUP PLC

Unaudited preliminary consolidated balance sheet as at 31 December 2006

	Notes	2006	2005
		£m	£m
Non-current assets
Intangible assets:
Goodwill	12	5,434.5	5,675.2
Other	13	1,115.4	1,260.6
Property, plant and equipment		415.3	423.5
Interests in associates		411.4	509.9
Other investments		136.5	55.3
Deferred tax assets		108.9	130.3
Trade and other receivables	14	110.3	142.1

		7,732.3	8,196.9
Current assets
Stocks and work in progress		341.5	281.5
Corporate income tax recoverable		26.5	21.0
Trade and other receivables	14	4,931.9	4,774.5
Cash and short-term deposits		1,663.7	1,115.2

		6,963.6	6,192.2
Current liabilities
Trade and other payables	15	(6,783.8)	(6,828.4)
Corporate income tax payable		(39.6)	(56.5)
Bank overdrafts and loans		(1,260.6)	(457.8)

		(8,084.0)	(7,342.7)

Net current liabilities		(1,120.4)	(1,150.5)

Total assets less current liabilities		6,611.9	7,046.4

Non-current liabilities
Bonds and bank loans		(1,217.7)	(1,461.4)
Trade and other payables	16	(331.9)	(330.2)
Corporate income tax payable		(383.7)	(372.8)
Deferred tax liabilities		(467.8)	(533.1)
Provisions for post-employment benefits		(187.6)	(231.4)
Provisions for liabilities and charges		(104.8)	(131.7)

		(2,693.5)	(3,060.6)

Net assets		3,918.4	3,985.8

Equity
Called-up share capital		124.1	125.3
Share premium account		74.9	2.1
Shares to be issued		7.5	37.2
Merger reserve		(1,370.0)	(1,388.1)
Other reserves		(170.1)	167.3
Own shares[1]		(288.5)	(292.9)
Retained earnings		5,449.0	5,253.6

Equity share owners’ funds	17	3,826.9	3,904.5
Minority interests		91.5	81.3

Total equity		3,918.4	3,985.8

[1]	Investments in own shares held by the ESOP Trusts.

WPP/Page 16

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements

1. Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2. Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS), and with the accounting policies of the Group which were set out on pages 145 to 149 of the 2005 Annual Report and Accounts. No changes have been made to the Group’s accounting policies since this time.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company’s 2006 Annual Report and Accounts will be prepared in compliance with IFRS.

Statutory Information

The financial information for the years ended 31 December 2006 and 2005 does not constitute statutory accounts for the purposes of s240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies and received an unqualified auditors’ report and did not contain a statement under s237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 December 2006 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Registrar of Companies following the company’s annual general meeting. The audit report for the year ended 31 December 2006 has yet to be signed.

The announcement of the preliminary results was approved by the board of directors on 22 February 2007.

3. Currency conversion

The 2006 unaudited preliminary consolidated income statement is prepared using, among other currencies, an average exchange rate of US$1.8432 to the pound (2005: US$1.8189). The unaudited preliminary consolidated balance sheet as at 31 December 2006 has been prepared using the exchange rate on that day of US$1.9569 to the pound (2005: US$1.7187).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

WPP/Page 17

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

4. Operating costs and share of results of associates

Operating costs include:

	2006	2005
	£m	£m
Amortisation and impairment of acquired intangible assets	43.3	25.3
Goodwill impairment	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8	1.1
Gains on disposal of investments	(7.3)	(4.3)
Share-based incentive plans	70.9	68.6
Other operating costs	4,718.2	4,343.2

	4,869.4	4,479.9

The goodwill impairment charge of £35.5 million (2005: £46.0 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Operating profit includes credits totalling £10.6 million (2005: £10.1 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2005.

Share of results of associates include:

	2006	2005
	£m	£m
Share of profit before interest and taxation	61.4	54.0
Share of exceptional gains	4.0	—
Share of interest and minority interest	0.9	(0.9)
Share of taxation	(25.2)	(19.2)

	41.1	33.9

Share of exceptional gains of £4.0 million in the year ended 31 December 2006 represents the Group’s share of negative goodwill recognised in the income statements of its associate undertakings during the year.

WPP/Page 18

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

5. Finance income and finance costs

Finance income includes:

	2006	2005
	£m	£m
Expected return on pension scheme assets	25.2	24.2
Investment income	5.7	5.6
Interest income	80.1	57.8

	111.0	87.6

Finance costs include:

	2006	2005
	£m	£m
Interest on pension scheme liabilities	32.4	32.0
Interest payable and similar charges	171.3	141.4

Finance charges (excluding revaluation of financial instruments)	203.7	173.4
Revaluation of financial instruments	8.0	8.9

	211.7	182.3

The following are included in the revaluation of financial instruments shown above:

	2006	2005
	£m	£m
Movements in fair value of treasury instruments	3.3	3.0
Revaluation of put options over minority interests	4.7	5.8
Other	—	0.1

	8.0	8.9

WPP/Page 19

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6. Segmental analysis

Reported contributions by operating sector were as follows:

	2006	2005
	£m	£m
Revenue
Advertising and Media Investment Management	2,806.9	2,606.4
Information, Insight & Consultancy	892.9	810.4
Public Relations & Public Affairs	595.7	534.4
Branding & Identity, Healthcare and Specialist Communications	1,612.3	1,422.5

	5,907.8	5,373.7

Headline PBIT[1]
Advertising and Media Investment Management	443.7	402.7
Information, Insight & Consultancy	98.7	83.4
Public Relations & Public Affairs	89.5	75.3
Branding & Identity, Healthcare and Specialist Communications	227.1	193.4

	859.0	754.8

	%	%
Headline PBIT Margin
Advertising and Media Investment Management	15.8	15.5
Information, Insight & Consultancy	11.1	10.3
Public Relations & Public Affairs	15.0	14.1
Branding & Identity, Healthcare and Specialist Communications	14.1	13.6

	14.5	14.0

[1]	Headline PBIT is defined in note 18.

WPP/Page 20

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6. Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	2006	2005
	£m	£m
Revenue
United Kingdom	856.3	808.1
North America	2,291.1	2,106.9
Continental Europe	1,532.9	1,410.3
Asia Pacific, Latin America, Africa & Middle East	1,227.5	1,048.4

	5,907.8	5,373.7

Headline PBIT[1]
United Kingdom	97.9	84.6
North America	389.0	350.1
Continental Europe	194.3	176.1
Asia Pacific, Latin America, Africa & Middle East	177.8	144.0

	859.0	754.8

	%	%
Headline PBIT Margin
United Kingdom	11.4	10.5
North America	17.0	16.6
Continental Europe	12.7	12.5
Asia Pacific, Latin America, Africa & Middle East	14.5	13.7

	14.5	14.0

[1]	Headline PBIT is defined in note 18.

WPP/Page 21

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

7. Taxation

The Group tax rate on Headline PBT1 is 26.0% (2005: 29.0%). The Group tax rate on Reported PBT is 29.2% (2005: 32.8%). The tax charge comprises:

	2006	2005
	£m	£m
Current tax
UK Corporation tax at 30%
Current year	36.6	32.9
Prior years	(44.9)	(24.4)

	(8.3)	8.5
Foreign tax
Current year	216.9	177.3
Prior years	(7.6)	9.9

	209.3	187.2

Total Current tax	201.0	195.7

Deferred tax
Current year	(1.6)	(1.7)

Tax expense	199.4	194.0

[1]	Headline PBT is defined in note 18.

8. Ordinary dividends

The Board has recommended a final dividend of 7.61p (2005: 6.34p) per ordinary share in addition to the interim dividend paid of 3.60p (2005: 3.00p) per ordinary share. This makes a total for the year of 11.21p (2005: 9.34p) per ordinary share, an increase of 20%. The final dividend is expected to be paid on 9 July 2007 to share owners on the register at 8 June 2007.

WPP/Page 22

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

9. Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

	2006		2005		+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£m)	435.8		363.9
Headline earnings (£m) (note 18)	520.1		440.9

Average shares used in Basic EPS calculation (m)	1,201.0		1,200.1

Reported EPS	36.3	p	30.3	p	19.8	22.3
Headline EPS	43.3	p	36.7	p	18.0	20.2

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

	2006		2005		+/(-)%	Constant Currency +/(-)%
Diluted Reported earnings (£m)	436.9		363.9
Diluted Headline earnings (£m)	521.2		440.9

Shares used in diluted EPS calculation (m)	1,242.2		1,224.8

Diluted Reported EPS	35.2	p	29.7	p	18.5	21.0
Diluted Headline EPS	42.0	p	36.0	p	16.7	18.9

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the year ended 31 December 2006, the $150 million Grey convertible bonds were dilutive to earnings whilst the £450 million convertible bonds were accretive. Earnings for the purposes of this calculation consequently included an additional £1.1 million in 2006. In 2005, both convertibles were accretive to earnings and therefore excluded from the calculation of dilutive earnings.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2006	2005
	m	m
Average shares used in Basic EPS calculation	1,201.0	1,200.1
Dilutive share options outstanding	14.9	18.6
Other potentially issuable shares	17.4	6.1
$150 million Grey convertible bonds	8.9	—

Shares used in Diluted EPS calculation	1,242.2	1,224.8

At 31 December 2006 there were 1,240,605,187 (2005: 1,252,899,372) ordinary shares in issue.

WPP/Page 23

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 13:

Net cash inflow from operating activities:

	2006	2005
	£m	£m
Profit for the year	482.6	398.0
Taxation	199.4	194.0
Finance costs	211.7	182.3
Finance income	(111.0)	(87.6)
Share of results of associates	(41.1)	(33.9)

Operating profit	741.6	652.8
Adjustments for:
Non cash share-based incentive plans (including share options)	70.9	68.6
Depreciation of property, plant and equipment	129.1	111.4
Goodwill impairment	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8	1.1
Amortisation and impairment of acquired intangible assets	43.3	25.3
Amortisation of other intangible assets	13.5	10.7
Gains on disposal of investments	(7.3)	(4.3)
(Gains)/losses on sale of property, plant and equipment	(3.7)	1.1

Operating cash flow before movements in working capital and provisions	1,031.7	912.7
Movements in working capital and provisions	(171.1)	107.6

Cash generated by operations	860.6	1,020.3
Corporation and overseas tax paid	(162.0)	(136.0)
Interest and similar charges paid	(135.1)	(128.2)
Interest received	75.2	62.4
Investment income	2.4	5.6
Dividends from associates	20.3	13.4

	661.4	837.5

Acquisitions and disposals:

	2006	2005
	£m	£m
Initial cash consideration	(120.5)	(561.2)
Cash and cash equivalents acquired (net)	21.4	173.9
Earnout payments	(91.6)	(96.7)
Loan note redemptions	(11.7)	(33.0)
Purchase of other investments (including associates)	(28.7)	(29.0)
Proceeds on disposal of investments	15.5	38.3

	(215.6)	(507.7)

WPP/Page 24

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10. Analysis of cash flows (continued)

Share repurchases and buybacks:

	2006	2005
	£m	£m
Share cancellations (excluding brokerage fees)	(218.8)	(123.3)
Purchase of own shares by ESOP trusts	(38.9)	(29.0)

	(257.7)	(152.3)

Net increase/(decrease) in borrowings:

	2006	2005
	£m	£m
(Decrease)/increase in drawings on bank loans	(21.8)	17.1
Proceeds from issue of €600 million Eurobonds	403.9	—
Repayment of $287.5 million convertible bonds	—	(154.5)
Repayment of $125 million Grey debt	—	(65.3)
Repayment of working capital facility	—	(277.2)
Repayment of $200 million bonds	—	(115.3)

	382.1	(595.2)

Cash and cash equivalents:

	2006	2005
	£m	£m
Cash at bank and in hand	1,476.8	1,029.0
Short-term bank deposits	186.9	86.2
Overdrafts[1]	(706.8)	(435.6)

	956.9	679.6

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

11. Net debt

	2006	2005
	£m	£m
Cash and short-term deposits	1,663.7	1,115.2
Bank loans and overdrafts due within one year	(1,260.6)	(457.8)
Corporate bond and loans due after one year	(1,217.7)	(1,461.4)

Net debt	(814.6)	(804.0)

WPP/Page 25

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

12. Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £240.7 million (2005: increased by £1,285.5 million) in the year. This includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings decreased by £76.0 million (2005: increased by £79.1 million) in the year.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £235.5 million (2005: £220.0 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

The contribution to revenue and operating profit of acquisitions completed in 2006 was not material.

13. Other intangible assets

The following are included in other intangibles:

	2006	2005
	£m	£m
Brands with an indefinite useful life	811.4	897.0
Acquired intangibles	271.9	330.3
Other (including capitalised computer software)	32.1	33.3

	1,115.4	1,260.6

14. Trade and other receivables

Amounts falling due within one year:

	2006	2005
	£m	£m
Trade receivables	4,021.4	3,999.3
VAT and sales taxes recoverable	50.0	43.0
Other debtors	438.4	350.8
Prepayments and accrued income	422.1	381.4

	4,931.9	4,774.5

Amounts falling due after more than one year:

	2006	2005
	£m	£m
Other debtors	106.6	115.8
Prepayments and accrued income	3.7	26.3

	110.3	142.1

WPP/Page 26

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

15. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2006	2005
	£m	£m
Trade payables	4,743.6	4,659.3
Deferred income	510.8	604.2
Payments due to vendors	87.9	81.3
Loan notes due to vendors	1.8	13.6
Liabilities in respect of put option agreements with vendors	51.1	50.4
Other creditors and accruals	1,388.6	1,419.6

	6,783.8	6,828.4

16. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2006	2005
	£m	£m
Payments due to vendors	147.6	138.7
Liabilities in respect of put option agreements with vendors	28.8	39.6
Other creditors and accruals	155.5	151.9

	331.9	330.2

The following table sets out the directors’ best estimates of future deferred and earnout related obligations:

	2006	2005
	£m	£m
Within one year	87.9	81.3
Between 1 and 2 years	36.1	71.9
Between 2 and 3 years	34.6	14.7
Between 3 and 4 years	49.1	20.3
Between 4 and 5 years	27.8	31.8
Over 5 years	—	—

	235.5	220.0

The Group does not consider there to be any material contingent liabilities as at 31 December 2006.

WPP/Page 27

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

17. Reconciliation of movements in consolidated equity share owners’ funds

	2006	2005
	£m	£m
Profit for the year attributable to equity share owners	435.8	363.9
Ordinary dividends	(118.9)	(100.2)

	316.9	263.7

Ordinary shares issued in respect of acquisitions	—	506.4
Other ordinary shares issued	73.0	18.3
Share cancellations	(218.8)	(123.3)
Share issue/cancellation costs	(1.7)	(3.6)
Net additions of own shares by ESOP Trusts	(38.9)	(29.0)
Transfer to goodwill	—	(5.1)
Non cash share-based incentive plans (including stock options)	70.9	68.6
Tax benefit of share-based payments	32.3	12.9
Actuarial gain/(loss) on defined benefit pension schemes	26.0	(16.5)
Deferred tax on defined benefit pension schemes	5.3	3.6
Exchange adjustments on foreign currency net investments	(367.0)	266.1
Revaluation of other investments	9.5	21.0
Financial instruments – movements during the year	14.9	(27.6)

Net (deductions)/additions to equity share owners’ funds	(77.6)	955.5
Opening equity share owners’ funds	3,904.5	2,949.0

Closing equity share owners’ funds	3,826.9	3,904.5

WPP/page 28

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

18. Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to

Headline PBIT for the year ended 31 December 2006

	2006	2005
	£m	£m
Profit before interest and taxation	782.7	686.7
Amortisation and impairment of acquired intangible assets	43.3	25.3
Goodwill impairment	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8	1.1
Gains on disposal of investments	(7.3)	(4.3)
Share of exceptional gains of associates	(4.0)	—

Headline PBIT	859.0	754.8

Finance income	111.0	87.6
Finance charges (excluding revaluation of financial instruments)	(203.7)	(173.4)

	(92.7)	(85.8)

Interest cover on Headline PBIT	9.3 times	8.8 times

Calculation of Headline EBITDA

	2006	2005
	£m	£m
Headline PBIT (as above)	859.0	754.8
Depreciation of property, plant and equipment	129.1	111.4
Amortisation of other intangible assets	13.5	10.7

Headline EBITDA	1,001.6	876.9

WPP/page 29

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

18. Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to Headline PBT

and Headline earnings for the year ended 31 December 2006

	2006	2005
	£m	£m
Profit before taxation	682.0	592.0

Amortisation and impairment of acquired intangible assets	43.3	25.3
Goodwill impairment	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8	1.1
Gains on disposal of investments	(7.3)	(4.3)
Share of exceptional gains of associates	(4.0)	—
Revaluation of financial instruments	8.0	8.9

Headline PBT	766.3	669.0

Taxation	(199.4)	(194.0)
Minority interests	(46.8)	(34.1)

Headline earnings	520.1	440.9

Ordinary dividends	118.9	100.2

Dividend cover on Headline earnings	4.4 times	4.4 times

Headline PBIT margins before and after share of results of associates

	Margin (%)	2006	Margin (%)	2005
		£m		£m
Revenue		5,907.8		5,373.7
Headline PBIT	14.5%	859.0	14.0%	754.8

Share of results of associates (excluding exceptional gains)		37.1		33.9

Headline PBIT excluding share of results of associates	13.9%	821.9	13.4%	720.9

WPP/Page 30

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

18. Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the year ended 31 December 2006

	2006	2005
	£m	£m
Cash generated by operations	860.6	1,020.3
Plus:
Interest received	75.2	62.4
Investment income	2.4	5.6
Dividends received from associates	20.3	13.4
Issue of shares	70.9	20.3
Proceeds on disposal of property, plant and equipment	22.4	6.7
Gains/(losses) on sale of property, plant and equipment	3.7	(1.1)
Movements in working capital and provisions	171.1	(107.6)
Less:
Interest and similar charges paid	(135.1)	(128.2)
Purchase of property, plant and equipment	(167.8)	(160.5)
Purchase of other intangible assets (including capitalised computer software)	(16.7)	(10.8)
Corporation and overseas tax paid	(162.0)	(136.0)
Dividends paid to minority shareholders in subsidiary undertakings	(28.8)	(24.0)

Free Cash Flow	716.2	560.5

WPP/Page 31

WPP GROUP PLC

GLOSSARY AND BASIS OF PREPARATION

2004 UK GAAP

UK Generally Accepted Accounting Principles (‘UK GAAP’) extant in respect of 2004 – the basis of preparation of the Group’s consolidated financial statements for the year ended 31 December 2004, as previously reported, prior to the implementation of International Financial Reporting Standards (‘IFRS’).

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprises the gross amounts billed to clients in respect of commission-based / fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2006 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as Headline operating profit before depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Headline earnings

Headline PBT less taxation and minority interests.

Headline operating profit / Headline PBIT

Profit before finance income/costs, taxation, investment gains, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates.

Headline PBT

Profit before taxation, investment gains, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.